 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SUPREME INDUSTRIES, INC.

(Name of Subject Company (Issuer))

REDHAWK ACQUISITION CORPORATION

(Offeror)

WABASH NATIONAL CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE

CLASS B COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

CLASS A 868607102

CLASS B 868607300

(CUSIP Numbers of Class of Securities)

Richard J. Giromini

Chief Executive Officer

Wabash National Corporation

1000 Sagamore Parkway South

Lafayette, Indiana 47905

(765) 771-5300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Silver, Esq.

William I. Intner, Esq.

Hogan Lovells US LLP

100 International Drive, Suite 2000

Baltimore, Maryland 21202

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$360,364,830	$41,766.28

*Estimated solely for purposes of calculating the filing fee. The transaction value was calculated by adding (i) 15,503,763 shares of Class A common stock of Supreme Industries, Inc. (“Supreme”), par value $0.10 per share, and (ii) 1,656,467 shares of Class B common stock of Supreme, par value $0.10 per share , multiplied by the offer price of $21.00 per share. The calculation of the filing fee is based on information provided by Supreme as of August 22, 2017.

**The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction valuation by 0.0001159.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$41,766.28
Form or Registration No.:	Schedule TO
Filing Party:	Redhawk Acquisition Corporation and Wabash National Corporation
Date Filed:	August 22, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☐	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate boxes below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO filed on August 22, 2017 (as amended by Amendment No. 1 filed on August 30, 2017, Amendment No. 2 filed on September 1, 2017, Amendment No. 3 filed September 7, 2017, Amendment No. 4 filed September 15, 2017, the “Schedule TO”) in connection with the offer (the “Offer”) by Redhawk Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Wabash National Corporation, a Delaware corporation (“Wabash National”), to purchase all outstanding shares of (i) Class A common stock, par value $0.10 per share (the “Class A Shares”), and (ii) Class B common stock, par value $0.10 per share (the “Class B Shares” and, collectively with the Class A Shares, the “Shares”), of Supreme Industries, Inc., a Delaware corporation (“Supreme”), at a price of $21.00 per Share, net to the seller in cash, without interest thereon and subject to any tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 22, 2017, a copy of which is filed with and attached to the Schedule TO as Exhibit (a)(1)(A) thereto, and the related Letter of Transmittal and instructions thereto, a copy of which is filed with and attached to the Schedule TO as Exhibit (a)(1)(B) thereto, as they may be amended or supplemented from time to time. This Amendment No. 5 is being filed on behalf of Purchaser and Wabash National.

The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amendment No. 5 without definition have the meanings ascribed to them in the Schedule TO.

Items 1, 4, 8 and 11.	Summary Term Sheet; Terms of the Transaction; Interest in Securities of the Subject Company; Additional Information

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The offering period of the Offer expired at 12:01 a.m., New York City time, on Wednesday, September 27, 2017. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised Wabash National that as of the expiration of the offering period, 14,074,879 of Supreme’s outstanding shares of Class A Shares and 1,656,466 of Supreme’s outstanding shares of Class B Shares had been validly tendered and not properly withdrawn (including 135,997 Class A Shares tendered pursuant to notices of guaranteed delivery), representing an aggregate of approximately 91.67% of Supreme’s outstanding Shares as of such time (or approximately 90.88% of outstanding Shares excluding notices of guaranteed delivery), which Shares are sufficient to have satisfied the Minimum Condition (as defined in the Offer to Purchase) and to enable the Merger (as defined below) to occur under Delaware law without a vote of Supreme’s stockholders. Purchaser has accepted for payment all Shares validly tendered and not properly withdrawn during the offering period, and Wabash National expects to promptly pay for all such Shares, if it has not already done so, in accordance with the terms of the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares so that a merger of Purchaser with and into Supreme (the “Merger”) was consummated on September 27, 2017, without a vote of the stockholders of Supreme, pursuant to Section 251(h) of the Delaware General Corporation Law. In the Merger, each Share not tendered and accepted for payment in the Offer, other than those Shares with respect to which the holders properly exercise appraisal rights and Shares held by Wabash National or a subsidiary of Wabash National, was converted into the right to receive an amount in cash equal to the Offer Price. As a result of the Merger, Supreme became a direct wholly owned subsidiary of Wabash National and Supreme’s Class A Shares ceased to be traded on the NYSE American stock exchange.

On September 27, 2017, Wabash National issued a press release announcing the successful completion of the Offer, the acceptance of Shares tendered during the offering period, the results of the Offer and the successful completion of the Merger. The full text of the press release issued by Wabash National is set forth as Exhibit (a)(5)(G) hereto and is incorporated by reference herein.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following to the list of exhibits:

(a)(5)(G)	Press Release issued by Wabash National, dated September 27, 2017.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WABASH NATIONAL CORPORATION

Dated: September 27, 2017	By:	/s/ Jeffery L. Taylor
Name: Jeffery L. Taylor
Title: Senior Vice President and Chief Financial Officer

redhawk acquisition corporation

Dated: September 27, 2017	By:	/s/ Jeffery L. Taylor
Name: Jeffery L. Taylor
Title: Secretary and Treasurer

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(5)(G)	Press Release issued by Wabash National, dated September 27, 2017.*

*	Filed herewith